
SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C. 181 SECTION



03051757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

UF 8-29-03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 17207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tamblyn & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Second Street, Suite 100
(No. and Street)

Woodland	California	95695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Tamblyn (530) 662-8675
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lockwood & Born, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2380 Professional Drive	Roseville	California	95661-7745
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

UF

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Tamblyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamblyn & Associates, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed & sworn to me this 22nd day of August 2003

Rocio Galaz-Gomez
Notary Public

Signature

President
Title


ROCIO GALAZ-GOMEZ
Commission # 1271995
Notary Public - California
Yolo County
My Comm. Expires Jul 27, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Waived.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

TAMBLYN & ASSOCIATES, INC. [13]

SEC FILE NO.

8-17207 [14]

FIRM ID. NO.

006290 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

433 SECOND STREET, SUITE 100 [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

July 1, 2002 [24]

AND ENDING (MM/DD/YY)

June 30, 2003 [25]

WOODLAND [21] CALIFORNIA [22] 95695 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT D. TAMBLYN [30]

(Area Code)—Telephone No.

(530) 662-8675 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
N/A	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22nd day of August ~~19~~ 2003

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

LOCKWOOD & BORN, AN ACCOUNTANCY CORPORATION [70]

ADDRESS Number and Street	City	State	Zip Code
2380 PROFESSIONAL DRIVE [71]	ROSEVILLE [72]	CA [73]	95661-7745 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT

Board of Directors
Tamblyn & Associates, Inc.
Woodland, California

We have audited the accompanying statement of financial condition of Tamblyn & Associates, Inc. (the Company) as of June 30, 2003, and the related statements of income(loss), changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamblyn & Associates, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Roseville, California
August 6, 2003

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916)771-0677 Fax: (916)771-0776

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC. | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/03 [99]
SEC FILE NO. 8-17207 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 7,015 [200]		$ 7,015 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	1,908 [300]	$ 6,828 [550]	8,736 [810]
3. Receivables from non-customers	[355]	[600]	0 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	1,006 [418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	5,502 [424]		
E. Spot commodities	[430]		6,508 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 59,100 [130]			
B. At estimated fair value	[440]	34,500 [610]	34,500 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	0 [880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes: market value of collateral:	[470]	[640]	0 [890]
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	0 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	400 [680]	400 [920]
11. Other assets	[535]	9,669 [735]	9,669 [930]
12. TOTAL ASSETS	$ 15,431 [540]	$ 51,397 [740]	$ 66,828 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC. as of 06/30/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315	0	1560
B. Other		1115		1305	0	1540
15. Payable to non-customers		1155		1355	0	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	5,282	1205		1385	5,282	1685
18. Notes and mortgages payable:						
A. Unsecured		1210			0	1690
B. Secured		1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			50,000	1400	50,000	1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ 50,000 [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410	0	1720
C. Pursuant to secured demand note collateral agreements:				1420	0	1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 5,282	1230	$ 50,000	1450	$ 55,282	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	34,175	1792
C. Additional paid-in capital	56,607	1793
D. Retained earnings	(79,236)	1794
E. Total	11,546	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 11,546	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 66,828	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC.

For the period (MMDDYY) from 07/01/02 [3932] to 06/30/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	0	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)	0	3950
3. Gains or losses on firm securities investment accounts	(24,554)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	89,143	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	90,720	3975
8. Other revenue	765	3995
9. Total revenue	$ 156,074	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$ 31,250	4120
11. Other employee compensation and benefits		73,939	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense		2,595	4075
a. Includes interest on accounts subject to subordination agreements	2,500 [4070]		
14. Regulatory fees and expenses		1,455	4195
15. Other expenses		82,492	4100
16. Total expenses		$ 191,731	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (35,657)	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (35,657)	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (23,649)	4211

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC. as of 06/30/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		457
D. (k) (3)—Exempted by order of the Commission		458

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC. as of 06/30/03

COMPUTATION OF NET CAPITAL

Line	Item	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 11,546	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			11,546	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			50,000	3520
	B. Other (deductions) or allowable credits (List)			0	3525
5.	Total capital and allowable subordinated liabilities			$ 61,546	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 51,397	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(51,397)	3620
7.	Other additions and/or allowable credits (List)			0	3630
8.	Net capital before haircuts on securities positions			$ 10,149	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	20	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	825	3734		
	D. Undue Concentration		3650		
	E. Other (List)	0	3736	(845)	3740
10.	Net Capital			$ 9,304	3750

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC. as of 06/30/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 352	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 4,304	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 8,776	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 5,282	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19.	Total aggregate indebtedness			$ 5,282	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 56.771%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 81.240%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	NONE 4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	0 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

NOTE - SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TAMBLYN & ASSOCIATES, INC.

For the period (MMDDYY) from 07/01/02 to 06/30/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 35,003	4240
A. Net income (loss)			(35,657)	4250
B. Additions (Includes non-conforming capital of	$	4262)	12,200	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 11,546	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 50,000	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 50,000	4330

OMIT PENNIES

NOTE: SEE THE ACCOMPANYING AUDIT OPINION AND NOTES TO THE FINANCIAL STATEMENTS.

TAMBLYN & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at July 1, 2002	$ 34,175	$ 44,407	$ (43,579)	$ 35,003
Net Income/(Loss)			(35,657)	(35,657)
Additional Paid-in Capital		12,200		12,200
BALANCE AT JUNE 30, 2003	$ 34,175	$ 56,607	$ (79,236)	$ 11,546

See notes to the Financial Statements

TAMBLYN & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income/(Loss)		$ (35,657)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 1,919	
Reinvested Stock Dividends	(32)	
Gains on Firm Investments	24,591	
Increase in Commissions Receivable	(590)	
Increase in Other Assets	(1,014)	
Increase in Accounts Payable	2,397	
Decrease in Accrued Liabilities	(4,290)	
Total Adjustments		22,981
Net Cash Provided (Used) by Operating activities		(12,676)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed Capital	$ 12,200	
Net Cash Provided (Used) by Financing Activities		12,200
Net Increase (Decrease) in Cash and Equivalents		$ (476)
Cash and Cash Equivalents, July 1, 2002		8,497
CASH AND CASH EQUIVALENTS, JUNE 30, 2003		$ 8,021
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the period for:		
Interest		$ 2,595
Income Taxes		$ 800

The Company acquired investments of $32 in non-cash transactions resulting from dividend reinvestments.

See notes to the Financial Statements

TAMBLYN & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2003

NOTE 1 - ORGANIZATION

The Company is a broker which engages in the purchase, sale, and redemption of redeemable shares of registered investment companies. Substantially all of the Company's business is derived from clients who live in Northern California. The Company is a member of the National Association of Securities Dealers, Inc. and is required to maintain a net capital of not less than $5,000 under the rules of the Securities and Exchange Commission. The Company does not hold funds or securities for any person and is not required to maintain a special reserve account for the exclusive benefit of customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation is provided on a straight-line basis using an estimated useful life of 5 to 10 years. Depreciation expense amounted to $1,919 for the fiscal year ending June 30, 2003.

Cash and cash equivalents include cash and money market accounts.

Marketable equity securities are carried at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

The Company maintains a profit sharing plan covering substantially all employees. The annual contribution is made from earnings and profits and ranges from 0% to 15% of total compensation for the taxable year of all eligible participants under the plan, as determined by the Board of Directors. The Company also maintains a deferred compensation (401k) plan for the benefit of its employees. The Company elected not to make a contribution for the year ended June 30, 2003.w

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 3 – INVESTMENT IN SECURITIES

Marketable securities owned at June 30, 2003, and their market values consist of the following investment securities:

American Small Cap World Fund	$ 3,095
American New World Fund	2,407
TOTAL	$ 5,502

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At June 30, 2003, these securities at estimated fair values consist of the following:

Equities	$ 24,150
Options and Warrants	10,350
TOTAL	$ 34,500

NOTE 4 – SUBORDINATED BORROWINGS

Borrowings under subordination agreements at June 30, 2003, consist of a $50,000 subordinated equity capital loan due to the shareholder, Robert D. Tamblyn. The note bears interest at 5% per annum, payable monthly, and has a scheduled maturity date of January 31, 2007.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

TAMBLYN & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2003

NOTE 5 - LEASES

The Company leases its office facilities under a five-year noncancelable net operating lease which terminates December 31, 2005. The lease agreement calls for increases on the anniversary of the commencement date based on the Consumer Price Index.

The Company leases various office equipment under five-year noncancelable operating leases which terminate May 15, 2006.

The following is a schedule of future minimum lease payments for capital and operating leases with initial or remaining lease terms in excess of one year as of June 30, 2003:

Year Ending June 30,	Amount
2004	$ 19,233
2005	18,901
2006	10,526
Total Minimum Lease Payments	$ 48,660

Total rental expense amounted to $18,778 for the fiscal year ending June 30, 2003.

TAMBLYN & ASSOCIATES, INC.

Notes to Financial Statements
June 30, 2003

NOTE 6 - INCOME TAXES

The provision for income taxes is summarized as follows:

	Federal	State
Currently Payable	$ 0	$ 800
Deferred	0	0
TOTAL	$ 0	$ 800

State income tax expense is included in other expenses in the statement of income.

A net operating loss of $42,142 is available to offset future income, if any, and expires in the years ending June 30, 2010, June 30, 2011, June 30, 2012, June 30, 2017, and June 30, 2018, if not previously utilized.

The Company's total deferred tax liabilities, deferred tax assets, and deferred tax asset valuation allowances at June 30, 2003, are as follows:

Total Deferred Tax Assets	$ 10,087
Less Valuation Allowance	(10,049)
Total Deferred Tax Liabilities	(38)
NET DEFERRED TAX LIABILITY	$ 0

The deferred tax assets result from a net operating loss carryover and unrealized losses on firm investments. The deferred tax liabilities result from the use of accelerated methods of depreciation of property, plant, and equipment.

SCHEDULE 1

TAMBLYN & ASSOCIATES, INC.

SUPPLEMENTAL COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2003

Total Ownership Equity	$ 11,546
Allowable Subordinated Liabilities	50,000
Total Equity and Subordinated Liabilities	61,546
Less Nonallowable Assets:	
Commissions Receivable, Brokers	(6,828)
Office Furniture and Equipment, Net	(400)
Securities not Readily Marketable	(34,500)
Other Assets	(9,669)
2% Haircut on Money Market Fund	(20)
15% Haircut on Other Securities	(825)
NET CAPITAL	$ 9,304

SCHEDULE 2

TAMBLYN & ASSOCIATES, INC.

SUPPLEMENTAL COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15(d)(4)
FOR THE YEAR ENDED JUNE 30, 2003

Net Capital Per Unaudited Focus Report Dated July 21, 2003		$ 8,837
Less: Decrease in Retained Earnings for Audit Adjustments:		
Provision for Unrealized Loss on Firm Investments	$ (24,600)	
Other Adjustments	461	(24,139)
Add: Decrease in Nonallowable Assets:		
Receivable from Brokers/Dealers	(387)	
Investments not Readily Marketable	24,600	
Prepaid Expenses	393	24,606
NET CAPITAL PER AUDIT REPORT (SCHEDULE 1)		$ 9,304

LOCKWOOD & BORN
AN ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Tamblyn & Associates, Inc.

In planning and performing our audit of the financial statements of Tamblyn & Associates, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Tamblyn & Associates, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). The Company engages only in the purchase, sale, and redemption of redeemable shares of registered investment companies, and the business of insurance and sales of variable annuities and limited partnership syndications. The Company does not hold funds or securities for any person. Funds received from customers for purchase of investment company shares, life insurance, or variable annuities are forwarded directly to the various companies on the day in which they are received.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2380 Professional Drive, Roseville, California 95661-7745
Phone: (916) 771-0677 Fax: (916) 771-0776

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting system and control procedures and their operations that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Tamblyn & Associates, Inc. for the year ended June 30, 2003, and this report does not affect our report thereon dated August 6, 2003.

An inadequate segregation of duties exists with respect to cash transactions that results in inadequate control over cash sales, collection of accounts receivable, and cash disbursements.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives, and that the Company was in compliance with the exemptive provisions of rule 15c3-3 during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Roseville, California
August 6, 2003